September 20, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.

Registration Statement on Form S-1

Filed September 4, 2013

File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated September 17, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Registration Statement on Form S-1 (File No. 333-190994) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Registration Statement on Form S-1/A (the “Amended Registration Statement”) that the Company filed on September 20, 2013. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amended Registration Statement as-filed and marked to reflect the changes from the Registration Statement.

September 20, 2013

On behalf of the Company, we advise you as follows:

Use of Proceeds, page 46

1. We acknowledge your response to our prior comment 9. To the extent that you plan to use multiple sources of funds to accomplish the purposes specified in this section, you should include a discussion of those other sources in accordance with Instruction 3 to Item 504 of Regulation S-K. Please quantify each additional source of funds and the total amount of combined funds anticipated through 2015. Also, disclose the currently anticipated amount of funds you expect to apply to the development of each of Margetuximab, MGA271, MGD006, MGD007 and MGD010 through 2016 and the point in the development process that you expect the application of these funds will enable you to reach as to each such product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement. In light of the inherent uncertainties in clinical development, the Company is unable to predict at which point in the development process of each product candidate the application of these funds will allow it to reach. Depending on the results of these clinical trials, the Company may decide to reallocate its financial resources among different programs. Accordingly, the Company believes that any prediction would be speculative and of little value to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 62

2. We have reviewed your response to our comment 10 and have the following comments:

•	With respect to the second and third bullets, you indicate that these agreements did not alter the fair value of the common stock or have a significant change in the fair value of the common stock. However, on page 68 you state that you reduced the probability of remaining private because of the “relatively low need to raise capital as a result of your collaboration agreements and anticipated milestone payments.” Please further clarify for us, and in your disclosure why these agreements did not impact the value of the common stock.

Response: In response to the Staff’s request, we have modified our disclosure on page 66. Although the Company did receive an upfront payment of $20 million from Servier in September 2012, the cash used to fund operations between December 31, 2011 and September 2012 was approximately $25 million. Therefore, the cash infusion as a result of entering in to the Servier agreement did not have a significant impact on the value of the company at that time.

September 20, 2013

•	With respect to the fourth bullet, please clarify how you used a combination of the market and income approach to determine the value of your company as a whole for the December 31, 2012 and later valuations.

Response: In estimating the fair value of the Company as of December 31, 2012 and in later valuations, the Company used a combination of the market and income approach within a PWERM analysis. The Company must use a combination approach in completing the PWERM analysis to assign values to the IPO and M&A scenarios (market approach) and the remain private scenarios (income approach). The market approach was utilized to determine the value which should be assigned to both the IPO scenarios by reviewing precedent IPO transactions to determine a range of pre-money equity values. In order to determine the value of the M&A scenario in the PWERM analysis, we utilized premiums paid on acquisitions in the biotech industry and applied a selected premium to the IPO value at the date nearest to the projected M&A event date. The income approach was utilized to determine the value of the company in the remain private scenario through use of a discounted cash flow analysis based on management’s forecast.

•	With respect to the fifth bullet, please revise your disclosure to clarify that the higher market values of the companies that completed IPOs in March 2013 as reflected in trading at a premium to the offering price drove the increase in the fair value of the common stock.

Response: In response to the Staff’s request, we have modified our disclosure on page 68 to include a discussion that the value assigned to the IPO scenarios in the March 2013 valuation was increased as a result of the higher market values that were reflected by IPOs completed during March 2013 as reflected by trading at a premium to the offering price.

•	Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Additionally, we note that you provided qualitative disclosures. As previously requested, please provide quantitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance once the price is known.

Response: The Company acknowledges the Staff’s comment.

September 20, 2013

Cash Flows

Operating Activities, page 72

3. Please refer to your revised disclosure in response to our comment 11. You indicate that the accounts payable balance decreased as a result of decreased spending on trials, specifically ceased enrollment of the Teplizumab Phase 3 trial in late 2011. We note that total research and development expenses increased by $4.4 million between fiscal 2011 and 2012, and research and development expense related to Teplizumab increased by $5.8 million between fiscal 2011 and 2012. Please further clarify the reasons for the decrease in accounts payable.

Response: The Company acknowledges the Staff’s comment. Although total research and development expense increased by $4.4 million between fiscal 2011 and 2012, much of the work performed on our Teplizumab Phase 3 trial was done through a Clinical Research Organization (CRO). As the payments to the CRO are often tied to enrollment under the trial, accounts payable can fluctuate throughout the duration of the trial. The decrease in accounts payable is due to the timing of payment of invoices versus the accrual of payments due to vendors.

Teplizumab: Fc-Modified Antibody for Type 1 Diabetes, page 102

4. In light of your disclosure that you are actively seeking a collaborator for further development of Teplizumab, please additionally disclose to what extent, if any, you are involved in the current Phase 2 clinical trial sponsored by the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK). Additionally, please explain the NIDDK’s involvement in the trial and specifically how they may conduct this trial given that you have now regained worldwide rights to Teplizumab from Eli Lilly. Please additionally disclose whether an IND application was filed for Teplizumab, the identity of the filer, and the date the application was filed. Alternately, if no IND has been filed, please explain why.

Response: MacroGenics is actively seeking a collaborator for further development of teplizumab in the recent-onset Type 1 diabetes mellitus (TIDM) indication. MacroGenics is working with the NIDDK on the “At-Risk” study, which is targeting people who are at-risk for developing overt T1DM (but have not yet been diagnosed with T1DM). With the Company’s permission, NIDDK, a part of the National Institutes of Health, is the investigator in the At-Risk study and the Company

September 20, 2013

retains all rights to commercialization. People considered at-risk for developing T1DM are defined by having immunologic markers of T1DM, abnormal glucose tolerance and a close relative with T1DM.

The At-Risk study is being conducted under an IND filed and sponsored by MacroGenics, pursuant to IND 102,629 filed on December 23, 2009. The clinical study is being conducted by NIDDK at TrialNet clinical sites. NIDDK, in conjunction TrialNet, prepared the study documents (eg, clinical protocol) and is responsible for training and monitoring the clinical sites. MacroGenics officially transferred these sponsor responsibilities to NIDDK in its initial IND submission on December 23, 2009. MacroGenics remains responsible for submitting the appropriate documents to the IND according to 21CFR312, including but not limited to, IND Annual Reports, expedited reports, revised clinical protocols provided by NIDDK, and new clinical investigator information.

Collaborations, pages 102-108

5. We note your response to our prior comment 2. Given that you are actively seeking collaborative partners to develop Teplizumab, that there is an ongoing Phase 2 trial relating to this product candidate, that it appears to be one of your more advanced product candidates according to the table on page 3, and that you reserve the right to use proceeds from this offering to fund its development, please disclose the material terms of your agreement with Tolerance Therapeutics. In particular, please describe the nature of the intellectual property transferred to you under the agreement, the basis on which it was transferred, and the provisions of the agreement governing duration and termination. Additionally, please file the agreement as an exhibit to your registration statement.

Response: Although the Company considers teplizumab an active product candidate, the Company does not believe that the Tolerance Therapeutics agreement is material to either further development of teplizumab or to the Company’s financial condition. Pursuant to the Tolerance Therapeutics agreement the Company acquired all intellectual property, both owned and in-licensed, related to further development and commercialization of teplizumab. Therefore, the Company now owns, or is the party to the in-licenses, the intellectual property related to teplizumab, and is not dependent on Tolerance Therapeutics for any intellectual property necessary to further develop or commercialize the product candidate. The Company’s only ongoing obligations to Tolerance Therapeutics under the agreement are financial obligations. If the Company

September 20, 2013

were to commercialize teplizumab, the Company would be obligated to pay Tolerance Therapeutics approximately $3.6 million in milestone payments, a maximum of 678,398 common shares of the Company’s stock and royalties on net sales of teplizumab ranging from 1.75% to 4.0%. As previously indicated, the Company is not actively developing teplizumab and does not expect to commercialize teplizumab in the foreseeable future. Accordingly, it is unlikely the Company would have to make payments under the Tolerance Therapeutics agreement in the foreseeable future, and that, in the event the Company commercializes teplizumab, such payments would not be material to the Company’s financial condition, the Company does not believe that the Tolerance Therapeutics agreement is material. The Company acknowledges that assessments of materiality can change with time, and it confirms that it will regularly reevaluate the materiality of the Tolerance Therapeutics agreement and, at such time as it considers that agreement to be material, the Company will describe the material terms in a periodic report and attach the agreement as an exhibit to such report.

2. Summary of Significant Accounting Policies

Revenues

Right-to-Develop Agreements, page F-17

6. For the right-to-develop agreements, please provide the following in the filing:

•	Clarify in Note 8 if the options for licenses are deliverables at inception of the agreement and tell us your basis for your conclusion.

Response: The Company has concluded that the options for licenses are substantive options and therefore, are no considered to be deliverables of the agreements. Factors that are considered in evaluating whether an option is substantive include the overall objective of the arrangement, the benefit the collaboration partner might obtain from the agreement without exercising the option, the cost to exercise the option relative to the total upfront consideration, and the additional financial commitments or economic penalties imposed on the collaboration partner as a result of exercising the option. Please see the Company’s response to the third bullet point below, also related to the right-to-develop agreements in Note 8 that also responds to this comment.

•	If you do not believe the options are deliverables, please clarify the significance of your disclosure regarding determining the selling price for the options.

September 20, 2013

Response: As discussed in our response to the first bullet above as well as the third bullet below, the Company does not believe that the options are considered deliverables at the inception of the arrangement as the options are substantive. The Company has expanded its disclosures on page F-18 regarding our policy for determining the selling price of these options.

•	For each right-to-develop agreement in Note 8, please clarify whether the options are substantive and the reasons why or why not.

Response: In response to the Staff’s request, the Company has clarified in Note 8 that the options for license are substantive, and thus are not considered deliverables at the inception of the agreement. In making this determination, the Company concluded that it is appropriate to exclude a contingent deliverable from the initial measurement and allocation of the arrangement consideration because:

(1) Considerable uncertainty exists about the outcome of the contingency, and

(2) The additional fee the customer would have to pay upon delivery of the contingent good or service is consistent with its estimated selling price.

As it relates to the first attribute, the Company concluded that there is considerable uncertainty that the collaboration partner will exercise its right to obtain each option license based on the fact that (i) the candidates are in the early stages of development (e.g., preclinical) and there is substantial risk of successful commercialization (ii) the collaboration partner has a finite period of time to exercise their rights to these licenses (i.e., the rights to the licenses are finite) and (iii) the Company is not obligated under the option license to perform services attributed to the option license until the collaboration partner elects to exercise the option license.

As it relates to the second attribute, the Company noted that due to the unique nature of the license, there is no third party evidence of selling price. Therefore the Company used management’s best estimate of selling price, which is evidenced through good-faith negotiations with non-related third parties. The Company evaluated the market potential for each product candidate of either delivered licenses or optional undelivered licenses at the inception of the arrangement through an evaluation of future discounted cash flows. Based on the market analysis, the Company noted that there is a similar market potential for each product candidate, and thus each executed license and future option licenses, although priced similarly, represented the estimated selling price

September 20, 2013

of the license and the future option license did not include a significant embedded discount. In making this conclusion, the Company considered interpretive guidance published by Ernst & Young that provides factors to consider in determining whether options would represent deliverables at the inception of an agreement. Relevant excerpts from this interpretive guidance are included below:

“Contractual arrangement terms that give customers the right to future purchases of additional products or services from a vendor for an amount below market value, in addition to the current products and services being purchased, generally should be considered an element in a multiple-element arrangement. In essence, the vendor is providing the customer with an in-the-money option to purchase future items at a specified price. This contractual element should be evaluated pursuant to the multiple-element arrangements guidance if the right represents a significant and incremental discount to the customer, based on an analogy to the guidance on identifying elements of an arrangement as significant and increment discounts in ASC 985-605-15-3(d).” (Ernst & Young’s comprehensive guide: Revenue Recognition – Multiple Element Arrangements)

Interpretive guidance issued by other public accounting firms, such as Deloitte & Touche, PricewaterhouseCoopers and KPMG, include similar concepts.

Based on the aforementioned assessment, the Company concluded that the option licenses and related potential license fees are substantive options that do not include significant incremental discounts, and thus are excluded from the initial measurement and allocation of the arrangement consideration. The license fees for the respective options will be accounted for separately, when and if the option is exercised and the licenses are delivered.

In response to the Staff’s request, we have clarified for each right-to-develop agreement, Servier and Gilead, that the options are considered substantive.

In making this conclusion, the Company considered interpretive guidance published by Ernst & Young that provides factors to consider in determining whether options would represent deliverables that the inception of an agreement. Relevant excerpts from this interpretive guidance are included below:

“Frequently, agreements include options for the customer to receive additional products or services in the future at agreed-upon prices. Whether or not these options

September 20, 2013

should be treated as deliverables in the original contract depends on the facts and circumstances surrounding the options for additional products and services. If such an option is substantive (i.e., the customer is not required to purchase additional products), then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products or services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.

Determining whether an option to acquire additional products or services is substantive requires an assessment as to whether the vendor is truly at risk as to whether the customer will choose to exercise the option. For example, if an arrangement includes an option to acquire services from a vendor that are essential to the functionality of other elements of the arrangement, and such services are only available from the vendor (i.e., there is a lack of other qualified service providers that can be engaged to perform the services), we do not believe the option should be considered substantive. If the option is not substantive, we believe the products or services to be delivered by the vendor on exercise of the option should be accounted for as an element of the current arrangement” (Ernst & Young’s comprehensive guide: Revenue Recognition – Multiple Element Arrangements).

The Ernst & Young interpretive guidance describes a “substantive” option as an option where “the vendor is truly at risk as to whether the customer will choose to exercise the option.” The interpretive guidance goes on to state that “if an option is considered substantive, then the vendor is not obligated under the option to deliver goods and services unless and until such time as the customer elects to exercise the option. In such cases, the products and services to be delivered by the vendor upon the exercise of the option should not be considered elements included in the current arrangement.” We believe this interpretive guidance is applicable in the absence of any specific guidance within ASC 605-25 relative to the determination of deliverables.

Based on the aforementioned assessment, the Company concluded that the option licenses and related potential license fees are substantive options that do not include significant incremental discounts, and thus are excluded from the initial measurement and allocation of the arrangement consideration. The license fees for the respective options will be accounted for separately, when and if the option is exercised and the licenses are delivered.

September 20, 2013

•	Please clarify if you believe the right-to-develop options have standalone value and why or why not.

Response: We respectfully inform the Staff that this issue is not applicable because the right-to-develop options are not deemed to be deliverables at this time because they were substantive options with no associated discount.

•	Clarify the accounting treatment for any right-to-develop fees received upon the exercise of an option to acquire a development and commercialization license (referred to as exercise fees or payments earned).

Response: We respectfully inform the Staff that there have been no right-to-develop fees received upon exercise of an option to acquire a development and commercialization license. As a result, we propose not changing our accounting policy disclosures for this point. Upon execution of such right-to-develop option, the Company will disclose its accounting policy and related revenue recognition treatment for the fees received upon the exercise of an option.

•	Clarify the accounting policy for right-to-develop agreements where the options to secure development and commercialization licenses to a product program are not considered substantive.

Response: We respectfully inform the Staff that there are no options to secure development and commercialization licenses within the Company’s right-to-develop agreements that are not considered substantive. As a result, we propose not changing our accounting policy disclosures for this point.

•	Clarify in Note 8 the timing of delivery or performance of service for the deliverables within the arrangements pursuant to ASC 605-25-50-2. For example, it is unclear on page F-32 if all of the arrangement consideration is being recognized over 29 months, the initial period and why that period of recognition is appropriate. Revise the disclosure for all your agreements to clarify the delivery or performance period as appropriate.

Response: In response to the Staff’s request, we have clarified our disclosures within Note 8 for each right-to-develop agreement what the timing of delivery or performance of service for the deliverables within each of those arrangements. The

September 20, 2013

Company believes that the period of performance approximates the expected development period for the respective product candidate. The period of performance is reflective of the Company’s obligation. Changes to the period of obligation, e.g., due to delays in preclinical studies, are treated as a change in estimate. There have been no material changes in estimate.

•	For the Servier agreement you state on page F-32 that for the quarter ended June 30, 2013, the Company recognized revenue of $4.3 million. Please disclose the revenue recognized for the six months ended June 30, 2013.

Response: In response to the Staff’s request, we have corrected on page F-32 that the Company recognized revenue of $4.3 million for the Servier agreement during the six-month period ended June 30, 2013.

5. Shared-Based Payments

Stock Option Exchange, page F-24

7. Please refer to your response to our comment 37. Regeneron and Alexion do not appear to be similar in size or market capitalization to the Company. Further, it is not clear how the companies with large amounts of product revenues are similar in stage of development. Please tell us why you believe including these companies in the peer group is appropriate or confirm that there would not be a material difference in volatility for each of the periods presented if these companies were excluded.

Response: The Company confirms that there would not be a material difference in volatility for each of the periods presented if Regeneron and Alexion were excluded from the Company’s volatility calculation. The Company performed an analysis of volatility excluding Regeneron and Alexion. For the periods ended June 30, 2013, December 31, 2012 and December 31, 2011, Company’s volatility would have been 62%, 58% and 63%, as compared to 58%, 51%, 62%, respectively. The Company further analyzed this difference, noting that the effect on share-based compensation expense during all periods presented would not have a material impact on the financial statements or footnote disclosures.

8. Collaboration and License Agreements, page F-30

8. In several places you indicate that you determined that the sales milestones are substantive. Please clarify here and in your disclosure how they meet the definition of a substantive milestone. Refer to ASC 605-20 and 605-28-25-2.

September 20, 2013

Response: In response to the Staff’s request, the Company has corrected in its disclosures beginning on page F-31 that our sales milestones are not substantive and are more akin to sales-based royalties and should be accounted for as such. As a result ASC 605-28 is not applicable for the sales-based milestones. The sales-based milestones are still recognized upon the achievement of the milestone (assuming all other revenue recognition criteria have been met) because there are no undelivered elements that would preclude revenue recognition at that time (i.e., since our substantial involvement would have ended prior to the milestone being achieved).

*        *        *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz